UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from        to

Commission File Number: 1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

BUNGE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2006 and 2005	3
Notes to Financial Statements	4–7
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2006	8
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature Page	9
Exhibit Index	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri

June 19, 2007

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

INVESTMENTS — At fair value:
Mutual funds	$92,505,186	$94,735,832
Common collective trusts	38,914,392	32,409,860
Interest in Bunge Limited common shares	8,554,346	6,743,533
Participant loans	1,700,890	1,394,002

Total investments	141,674,814	135,283,227

CONTRIBUTIONS RECEIVABLE:
Participants	265,097	240,565
Employer	247,484	227,343

Total contributions receivable	512,581	467,908

PLAN TRANSFERS RECEIVABLE	33,774	29,832

NET ASSETS AVAILABLE FOR BENEFITS	$142,221,169	$135,780,967

See notes to the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income — interest	$1,046,521	$647,130
Investment income — dividends	3,210,988	3,749,407
Contributions:
Employer group	3,535,413	3,528,914
Participants	7,134,697	6,903,956
Rollovers	181,608	359,609
Other	14,574	9,754
Net appreciation in value of investments	10,374,108	1,832,423

Total	25,497,909	17,031,193

DEDUCTIONS:
Benefits paid to participants	18,996,066	10,877,408
Expenses	61,641	60,364

Total	19,057,707	10,937,772

INCREASE IN NET ASSETS	6,440,202	6,093,421

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	135,780,967	129,687,546

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$142,221,169	$135,780,967

See notes to the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Retirement Savings Plan (the “Plan”), formerly known as the Bunge North America, Inc. Profit Sharing Plan, was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments — Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including mutual funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Retirement Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company to serve as Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc., Bunge Oils, Inc., Bunge North America (East), L.L.C., Bunge North America (OPD West), Inc., Bunge Management Services Inc., Bunge Global Markets, Inc., Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively the “Employer Group”) are immediately eligible to participate in the Plan.

Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Participants may contribute up to 50% of their base salary on a pre-tax basis. Prior to January 1, 2004, participants also had the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2006 could not exceed $15,000 ($14,000 in 2005). However in 2006 and 2005, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,000 and $4,000 “catch up” contribution, respectively, to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service discrimination tests. The participants’ contributions, plus any earnings thereon, vest immediately.

Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. Prior to January 1, 2004, contributions were matched at the rate of 25% of the first 6% of participant pre-tax contributions and vested at a rate of 20% per year. Participants with an Employer Group matching contribution balance on January 1, 2004, became fully vested in such balance effective January 1, 2004.

Upon entry into the Plan, participants may select from a number of investment alternatives for their contributions. Employer Group matching contributions are allocated to participants based on the contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.

Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan and to allow participants to make withdrawals at age 59 1/2.

4.	PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance. As of December 31, 2006, participant loans bear interest rates from 4.5% to 10.5% and maturities through March 2012. As of December 31, 2005, participant loans bear interest rates from 4.5% to 10.5% and maturities through January 2010.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth by ERISA. Upon such Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated March 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

7.	RELATED-PARTY TRANSACTIONS

Certain of the Plan’s investments are invested in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2006, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan. Expenses incurred in connection with administrative fees are paid out of the balance of participant accounts.

8.	INVESTMENTS

Investments that represent 5% or more of net assets available for benefits at December 31, 2006 and 2005, are as follows:

	2006	2005

Fidelity Capital Appreciation Fund	$25,946,543	$25,035,181
SSgA S&P 500 Index Fund	25,345,745	24,847,005
SSgA Money Market Fund	20,567,945	21,824,674
Legg Mason Value Fund	17,902,282	21,532,230
PIMCO Total Return Fund	13,549,352	15,973,741
American Funds New Perspective Fund	9,696,624
Interest in Bunge Limited common stock	8,554,346

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$3,811,873	$381,275
Common collective trusts	4,678,138	1,490,713
Interest in Bunge Limited common shares (1)	1,884,097	(39,565)

Net appreciation in value of investments	$10,374,108	$1,832,423

(1)

The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 111,250 and 110,639 common shares of Bunge Limited at December 31, 2006 and 2005, respectively. During 2006 and 2005, the Plan recorded dividend income of $71,004 and $55,702, respectively, and net appreciation in fair value of $1,884,097 and net depreciation in fair value of $(39,565), respectively, from Bunge Limited common shares.

9.	PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

******

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Number of		Market
Description	Shares/Units	Cost**	Value

INTEREST IN MUTUAL FUNDS:
*SSgA Money Market Fund	20,567,945.4600		$20,567,945
PIMCO Total Return Fund	1,305,332.5813		13,549,352
Oakmark Select Fund	122,470.4362		4,109,350
Fidelity Capital Appreciation Fund	957,083.8418		25,946,543
American Funds New Perspective Fund	307,341.4888		9,696,624
Legg Mason Value Fund	225,583.1902		17,902,282
*Self-Managed Account			733,090

Total interest in mutual funds			92,505,186

INTEREST IN COMMON COLLECTIVE TRUSTS:
*SSgA Conservative Strategic Asset Allocation Fund	263,884.8440		3,119,119
*SSgA Moderate Strategic Asset Allocation Fund	176,780.6856		2,252,186
*SSgA Aggressive Strategic Asset Allocation Fund	162,359.8554		2,219,459
*SSgA S&P 500 Index Fund	1,016,065.1499		25,345,745
*SSgA Russell 2000 Fund	234,789.2993		2,801,913
*SSgA S&P Midcap Fund	84,735.4579		3,175,970

Total interest in common collective trusts			38,914,392

*INTEREST IN COMMON STOCK — Bunge
Limited common shares	111,250.0000		8,554,346

*PARTICIPANT LOANS — Loan Fund, rates from
4.5% to 10.5%, maturities through March 2012			1,700,890

Total investments			$141,674,814

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 21, 2007	By:	/s/ Phillip Staggs
Philip Staggs
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm